UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

Commission File Number     0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F ☒    Form 40 F ☐

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release NR2006-08 March 30, 2006

DESCRIPTION:

Queenstake Announces $10 Million Private Placement from Newmont

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEENSTAKE RESOURCES LTD.
(Registrant)

Date March 30, 2006	By	“Dorian L. Nicol” (signed)
(Signature)

Dorian L. Nicol, President & CEO

NEWS RELEASE

News Release 200608		March 30, 2006

Queenstake Announces $10 Million Private Placement from Newmont

Denver, Colorado — March 30, 2006 — Queenstake Resources Ltd. (TSX:QRL, AMEX:QEE) has entered into an agreement with Newmont Canada Limited (Newmont) whereby Newmont will purchase 28.51 million Queenstake common shares at Cdn$0.41 per share for gross proceeds of US$10 million through an equity private placement.

As part of the private placement, Newmont will receive warrants that can be exercised to acquire up to 28.51 million common shares of Queenstake at a price of Cdn$0.55 for a four-year period, which would generate Cdn$15.7 million in cash if exercised. After closing, Newmont will own approximately 4.9% of Queenstake’s basic common shares. If Newmont were to exercise all of its warrants and maintain its holdings of Queenstake’s basic outstanding common shares, Newmont would hold approximately 8.5% of Queenstake’s fully diluted outstanding common shares. For a period of two years from closing, Newmont will have the right to participate in future equity offerings by Queenstake to preserve its fully diluted shareholding percentage and will have certain additional rights to participate in debt financings.

An affiliate of Newmont will also convey three of its Nevada exploration properties, including the Shwin Ranch project along the Cortez-Battle Mountain Trend, to Queenstake. In addition, another affiliate of Newmont will sell concentrates and ore from its Nevada operations to Queenstake for processing at its Jerritt Canyon roasting and milling facility in Northeastern Nevada. The contract calls for the purchase of at least 500,000 tons per year over two years. Ore purchases with Newmont may continue for up to three more years if Queenstake has the spare processing capacity.

Dorian L. (Dusty) Nicol, President and Chief Executive Officer of Queenstake, said, “We are leveraging the value of our Jerritt Canyon assets through this multifaceted strategic transaction with Newmont. This deal delivers four significant value enhancers for our shareholders — processing and production optimization, exploration acceleration, financial flexibility and portfolio diversification. The alliance with the world’s leading gold company reflects positively on our exploration and processing expertise and our prospective, 119-square mile exploration land package.”

The locations of the three Nevada early stage exploration properties with respect to Jerritt Canyon are shown on the map in the Appendix. A brief description of each property follows:

•                  Shwin Ranch — Located on the Cortez Trend. The property has potential for sedimenthosted Carlin style gold mineralization as well as skarn mineralization. Some drilling has been done on the property, but there are several recognized targets that remain undrilled together with the potential to generate additional targets.

•                  South Carlin — Located on the Carlin Trend, between Newmont’s Rain and Gold Quarry mines. The property hosts Carlin style gold targets. Limited historical drilling has not fully tested these targets and there is also potential to generate additional targets.

•                  Baxter — Located on the north end of the Carlin Trend, about 25 miles southwest of the Jerritt Canyon property boundary, six miles northwest of Barrick’s Meikle Mine and about a mile from Hecla Mining’s Hollister project. Past drilling has only partially tested potential sedimenthosted Carlin type gold targets.

The properties are subject to a sliding scale net smelter royalty, dependent on the gold price, of 3% to a maximum of 5% if gold is at or above $500 per ounce, with Newmont retaining the right to back into a 51% joint venture interest in each of the properties.

The purchase of Newmont’s concentrates and ore for processing of at least 500,000 tons per year over two years will increase the Jerritt Canyon mill throughput to approximately 95% of its past demonstrated capacity of approximately 1.5 million tons (1.4 million tonnes) per year. Queenstake had previously projected a steady state mining and processing rate of approximately 0.9 million tons annually under the redevelopment plan. This contract is expected to lower the Company’s cash operating costs by approximately $15-$20 per ounce for production from Jerritt Canyon by reducing the fixed costs per ounce. It also will allow blending of Jerritt Canyon ore for improved efficiency.

The private placement, which remains subject to certain closing conditions, including regulatory approvals, is expected to close within about four weeks. Proceeds will be used to fund exploration and for other corporate uses.

Queenstake was advised in this transaction by Blackmont Capital Inc. and will pay advisory fees in connection with the transaction.

The securities referenced herein have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States, unless an exemption from registration is available. After a contractual six-month holding period, the shares held by Newmont may be freely traded in Canada.

Queenstake Resources Ltd. is a gold mining and exploration company based in Denver, Colorado. Its principal asset is the wholly owned Jerritt Canyon mining operations and district in Nevada. Jerritt Canyon has produced over seven million ounces of gold from open pit and underground mines since 1981. Current production at the property is from underground mines. The Jerritt Canyon District comprises 119 square miles (308 square kilometers) of geologically prospective ground and represents one of the largest contiguous exploration properties in Nevada.

# # #

For further information call:

Wendy Yang 3032971557

ext. 105

8002766070

Email — info@queenstake.com web — www.queenstake.com

Cautionary Statement — This news release contains “Forward-Looking Statements” within the meaning of applicable Canadian securities regulations and Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) estimates and projections of future gold production, processing rates and cash operating costs, (ii) estimates of savings or cost reductions and (iii) estimates related to financial performance, including cash flow. Forward-looking statements are subject to risks, uncertainties and other factors, including gold and other commodity price volatility, operational risks, mine development, production and cost estimate risks and other risks which are described in the Company’s most recent Annual Information Form filed on SEDAR (www.sedar.com) and Annual Report on Form 40-F on file with the Securities and Exchange Commission (SEC; www.sec.gov) as well as the Company’s other regulatory filings. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Appendix: Map of Exploration Projects

(Note: Blocks shown are representative and not drawn to scale.)

Area of Detail
NEVADA
Big Springs
Jerritt Canyon
Independence Mountains
Tuscarora
Midas
Twin Creeks
Getchell
Pinson
Hollister
Carlin Trend
Dee
Post-Betze
Carlin
Gold Quarry
Elko
Lonetree
Marigold
Battle Mountain
Carlin
Rain
Surprise
Fortitude
Cove-McCoy
Tenabo
Pipeline
Cortez
Buckhorn
0 10 20 40
Kilometers
0 5 10 20 30
Miles